                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (AMENDMENT NO. 31)


                      CONTINENTAL MORTGAGE AND EQUITY TRUST
                                (Name of Issuer)


                   SHARES OF BENEFICIAL INTEREST, NO PAR VALUE
                         (Title of Class of Securities)


                                   211-663-208
                                 (CUSIP Number)


 ROBERT A. WALDMAN, 10670 N. CENTRAL EXPRESSWAY, SUITE 600, DALLAS, TEXAS 75231
                                 (214) 692-4758
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  JULY 2, 1998
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(b)(3) or (4), check the following box [ ].

CUSIP NO.  637-353-301                                                    PAGE 2
--------------------------------------------------------------------------------

     1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

         AMERICAN REALTY TRUST, INC.                          54-0697989
--------------------------------------------------------------------------------

     2)  Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)  ..................................................................

         (b)  ..................................................................
--------------------------------------------------------------------------------

     3)  SEC Use Only ..........................................................

--------------------------------------------------------------------------------

     4)  Source of Funds (See Instructions) ....................................

--------------------------------------------------------------------------------

     5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
 ................................................................................
--------------------------------------------------------------------------------

     6)  Citizenship or Place of Organization               GEORGIA
--------------------------------------------------------------------------------
                  7)  Sole Voting Power                     1,640,919
Number of         --------------------------------------------------------------
Shares
Beneficially      8)  Shared Voting Power                     -0-
Owned by          --------------------------------------------------------------
Each
Reporting         9)  Sole Dispositive Power                1,640,919
Person            --------------------------------------------------------------
With
                  10)  Shared Dispositive Power               -0-
--------------------------------------------------------------------------------

     11)  Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                      1,640,919
--------------------------------------------------------------------------------

     12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions)
 ................................................................................
--------------------------------------------------------------------------------

     13)  Percent of Class Represented by Amount in Row (11)          40.9%
--------------------------------------------------------------------------------

     14)  Type of Reporting Person (See Instructions)                 CO
--------------------------------------------------------------------------------

CUSIP NO.  637-353-301                                                    PAGE 3
--------------------------------------------------------------------------------

     1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

         BASIC CAPITAL MANAGEMENT, INC.              75-2332719
--------------------------------------------------------------------------------

     2)  Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)  ..................................................................

         (b)  ..................................................................
--------------------------------------------------------------------------------

     3)  SEC Use Only ..........................................................

--------------------------------------------------------------------------------

     4)  Source of Funds (See Instructions) ....................................

--------------------------------------------------------------------------------
     5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
 ................................................................................
--------------------------------------------------------------------------------

     6)  Citizenship or Place of Organization                          NEVADA
--------------------------------------------------------------------------------
                  7)  Sole Voting Power                                605,822
Number of
Shares            --------------------------------------------------------------
Beneficially      8)  Shared Voting Power                                -0-
Owned by
Each              --------------------------------------------------------------
Reporting         9)  Sole Dispositive Power                           605,822
Person
With              --------------------------------------------------------------
                  10)  Shared Dispositive Power                          -0-

--------------------------------------------------------------------------------
     11)  Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                       605,822
--------------------------------------------------------------------------------
     12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions)
 ................................................................................
--------------------------------------------------------------------------------

     13)  Percent of Class Represented by Amount in Row (11)           15.1%
--------------------------------------------------------------------------------

     14)  Type of Reporting Person (See Instructions)                  CO
--------------------------------------------------------------------------------

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CUSIP NO.  029-177-409                                                    PAGE 4
--------------------------------------------------------------------------------
     1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

         THE GENE E. PHILLIPS CHILDREN'S TRUST         13-6599759
--------------------------------------------------------------------------------

     2)  Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)  ..................................................................

         (b)  ..................................................................
--------------------------------------------------------------------------------

     3)  SEC Use Only ..........................................................
--------------------------------------------------------------------------------

     4)  Source of Funds (See Instructions) ....................................
--------------------------------------------------------------------------------

     5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
 ................................................................................
--------------------------------------------------------------------------------

     6)  Citizenship or Place of Organization                          TEXAS
--------------------------------------------------------------------------------

                  7)  Sole Voting Power                                49,299
Number of         --------------------------------------------------------------
Shares
Beneficially      8)  Shared Voting Power                                -0-
Owned by          --------------------------------------------------------------
Each
Reporting         9)  Sole Dispositive Power                           49,299
Person            --------------------------------------------------------------
With
                  10)  Shared Dispositive Power                          -0-
--------------------------------------------------------------------------------

     11)  Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                       49,299
--------------------------------------------------------------------------------

     12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions)
 ................................................................................
--------------------------------------------------------------------------------

     13)  Percent of Class Represented by Amount in Row (11)            1.2%
--------------------------------------------------------------------------------

     14)  Type of Reporting Person (See Instructions)                    OO
--------------------------------------------------------------------------------

                      CONTINENTAL MORTGAGE AND EQUITY TRUST
                              CUSIP NO. 211-663-208


ITEM 1.    SECURITY AND ISSUER

     Item 1 is hereby amended to read as follows:

     This amendment relates to the Shares of Beneficial Interest, no par value (the "Shares"), of CONTINENTAL MORTGAGE AND EQUITY TRUST ("CMET"), and amends the amended statement on Schedule 13D filed on March 17, 1997. The principal executive offices of CMET are located at 10670 North Central Expressway, Suite 600, Dallas, Texas 75231.

ITEM 2.    IDENTITY AND BACKGROUND

     Item 2 is hereby amended to read as follows:

     This statement is being filed on behalf of American Realty Trust, Inc. ("ART"), Basic Capital Management, Inc. ("BCM") and the Gene E. Phillips Children's Trust (the "GEP Trust") (collectively, the "Reporting Persons").

     The Reporting Persons may be deemed to constitute a "person" within the meaning of Section 13 (d) of the Securities Exchange Act of 1934, as amended, because BCM owns approximately 52.0% of the outstanding securities of ART and BCM serves as the advisor to ART and CMET. BCM is beneficially owned by a trust established for the benefit of Gene E. Phillips' children. Ryan T. Phillips is the son of Gene E. Phillips, a beneficiary of the GEP Trust and a director of BCM.

     (I) ART is a real estate investment company organized and existing as a Georgia corporation. ART's principal business activities include investment in real estate and in other business ventures. The principal place of business and principal office of ART is located at 10670 North Central Expressway, Suite 600, Dallas, Texas 75231.

     The following is a list of the executive officers and directors of ART:

Name                                 Position(s)
----                                 -----------

Roy E. Bode                          Director

Oscar W. Cashwell                    Director

Al Gonzalez                          Director

Cliff Harris                         Director

Karl L. Blaha                        Director\President

Thomas A. Holland                    Executive Vice President and
                                     Chief Financial Officer

Name                                 Position(s)
----                                 -----------

Steven K. Johnson                    Executive Vice President -
                                     Residential Asset Management

Randall M. Paulson                   Executive Vice President

Bruce A. Endendyk                    Executive Vice President

Robert A. Waldman                    Senior Vice President, Secretary
                                     and General Counsel

Drew D. Potera                       Vice President and Treasurer

     Mr. Bode's business address is 2435 E. FM 879, Palmer, Texas 75152. Mr. Bode's present principal occupation is Vice President for Public Affairs at the University of Texas Southwestern Medical Center at Dallas. Mr. Bode is a citizen of the United States of America.

     Mr. Cashwell's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Cashwell's present principal occupation is real estate consultant. Mr. Cashwell is a citizen of the United States of America.

     Mr. Gonzalez' business address is 4455 Alpha Road, Building #2, Dallas, Texas 75244. Mr. Gonzalez' present principal occupation is President of AGE Refining, Inc. Mr. Gonzalez is a citizen of the United States of America.

     Mr. Harris's business address is 2838 Woodside Street, Dallas, Texas 75204. Mr. Harris' present principal occupation is President of Energy Transfer Group, L.L.C. Mr. Harris is a citizen of the United States of America.

     Mr. Blaha's business address is 10670 North Central Expressway, Suite 700, Dallas, Texas 75231. Mr. Blaha's present principal occupation is Executive Vice President of Carmel Realty, Inc. Mr. Blaha is a citizen of the United States of America.

     Mr. Holland's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Holland's present principal occupation is Executive Vice President and Chief Financial Officer of BCM. Mr. Holland is a citizen of the United States of America.

     Mr. Johnson's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Johnson's present principal occupation is Executive Vice President - Residential Asset Management of BCM. Mr. Johnson is a citizen of the United States of America.

     Mr. Paulson's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Paulson's present principal occupation is President of BCM. Mr. Paulson is a citizen of the United States of America.

     Mr. Endendyk's business address is 10670 North Central Expressway, Suite 500, Dallas, Texas 75231. Mr. Endendyk's present principal occupation is Executive Vice President of BCM. Mr. Endendyk is a citizen of the United States of America.

     Mr. Waldman's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Waldman's present principal occupation is Senior Vice President, General Counsel and Secretary of BCM. Mr. Waldman is a citizen of the United States of America.

     Mr. Potera's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Potera's present principal occupation is Vice President, Treasurer and Securities Manager of BCM. Mr. Potera is a citizen of the United States of America.

     (I) BCM is a corporation organized and existing under the laws of the State of Nevada. BCM's principal business activity is the provision of advisory services for real estate investment trusts. Its principal place of business and principal office is located at 10670 North Central Expressway, Suite 600, Dallas, Texas 75231.

     BCM is owned by Realty Advisors, Inc., a Nevada corporation. Realty Advisors, Inc. is owned by a trust established for the benefit of the children of Gene E. Phillips. The directors and executive officers of BCM are as follows:

Name                                          Position(s) with BCM
----                                          --------------------

Randall M. Paulson                            President

Thomas A. Holland                             Executive Vice President and
                                              Chief Financial Officer

Clifford C. Towns, Jr.                        Executive Vice President - Finance

Karl L. Blaha                                 Executive Vice President -
                                              Commercial Asset Management

Steven K. Johnson                             Executive Vice President -
                                              Residential Asset Management

Bruce A. Endendyk                             Executive Vice President

A. Cal Rossi, Jr.                             Executive Vice President

Cooper B. Stuart                              Executive Vice President

Dan S. Allred                                 Senior Vice President -
                                              Land Development

Robert A. Waldman                             Senior Vice President,
                                              General Counsel and Secretary

Drew D. Potera                                Vice President, Treasurer
                                              and Securities Manager

Name                                           Position(s) with BCM
----                                           -----------------------
Mickey Ned Phillips                            Director

Ryan T. Phillips                               Director

     Information with repsect to Paulson, Holland, Blaha, Johnson, Endendyk, Waldman and Potera is discloved in (I) above.

     Mr. Towns' business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Towns' present principal occupation is Executive Vice President - Finance of BCM. Mr. Towns is a citizen of the United States of America.

     Mr. Rossi's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Rossi's present principal occupation is Executive Vice President of BCM. Mr. Rossi is a citizen of the United States of America.

     Mr. Stuart's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Stuart's present principal occupation is Executive Vice President of BCM. Mr. Stuart is a citizen of the United States of America.

     Mr. Allred's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Allred's present principal occupation is Senior Vice President - Land Development of BCM. Mr. Allred is a citizen of the United States of America.

     Mickey Ned Phillips' business address is 264 Rolling Hills Circle, Gaffney, South Carolina 29340. Mr. M. Phillips' present principal occupation is owner of Phillips Remodeling Co. Mr. M. Phillips is a citizen of the United States of America.

     Ryan T. Phillips' business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. R. Phillips' present principal occupation is an independent real estate investor. Mr. R. Phillips is a citizen of the United States of America.

     (III) The GEP Trust is a trust formed under the laws of Texas for the benefit of the children of Gene E. Phillips. The trustee of the GEP Trust is Mr. Phillips' brother, Donald W. Phillips.

     Gene E. Phillips' business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Gene E. Phillips' present principal occupation is Chief Executive Officer and President of Syntek West, Inc. Gene E. Phillips is a citizen of the United States of America.

     Donald W. Phillips' business address is 10670 North Central Expressway, Suite 400, Dallas, Texas 75231. Donald W. Phillips' present principal occupation is President and owner of Big D Oil Field Equipment Sales. Donald W. Phillips is a citizen of the United States of America.

     During the last five (5) years, (i) none of the persons enumerated in (I) through (III) above has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) and (ii) none of such persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER

     Item 5 is hereby amended to read as follows:
     (a)  Share Ownership
     The following tables show the Shares owned directly and beneficially by the Reporting Persons on the date of this statement:

                                                Shares Owned Directly
                                                ---------------------
                                           Number of            Percent of
Reporting Person                             Shares               Class(1)
----------------                           ---------            ----------
ART                                        1,640,919               40.9%
BCM                                          605,822               15.1%
GEP Trust                                     49,299                1.2%
                                           ---------               ----
Reporting Persons                          2,296,039               57.2%
as a Group


                                              Shares Owned Beneficially
                                              -------------------------
                                           Number of           Percent of
Reporting Person                             Shares             Class (1)
----------------                           ---------            ----------
ART                                        1,640,919               40.9%
BCM                                          605,822               15.1%
GEP Trust                                     49,299                1.2%
Al Gonzalez (2)                            1,640,919               40.9%
Ryan Phillips (3)                            605,822               15.1%
Mickey Ned Phillips (3)                      605,822               15.1%
Cliff Harris (2)                           1,640,919               40.9%
Oscar W. Cashwell (2)                      1,640,919               40.9%
Roy E. Bode (2)                            1,640,919               40.9%
Karl L. Blaha (2)                          1,640,919               40.9%
                                           ---------               ----
Total                                      2,296,039               57.2%

(1) Percentage calculations are based upon 4,012,404 Shares outstanding at July 31, 1998. Total and addends may not match due to rounding.

(2) May be deemed to be a beneficial owner of the Shares owned directly by ART by virtue of the relationship to ART as described in Item 2.

(3) May be deemed to be a beneficial owner of the Shares owned directly by BCM by virtue of the relationship to BCM as described in Item 2.

(4) May be deemed to be a beneficial owner of the Shares owned directly by the GEP Trust by virtue of the relationship to the GEP Trust as described in Item 2.

     (b)           Voting and Dispositive Power
     Each of the directors of ART share voting and dispositive power over all of the Shares owned by ART. Each of the directors of BCM share voting and dispositive power over all of the Shares owned by BCM. The Trustee of GEP Trust has complete voting and dispositive power over all of the Shares owned by the GEP Trust.

     (c)          Transactions in Securities
     The following table lists the purchase transactions in the Shares that were effected by the Reporting Persons during the past 60 days:


Reporting                            Number of         Price          Type of
Person                 Date           Shares          Per Share     Transaction
---------            --------       ---------        -----------    -----------
BCM                  05/11/98         5,000           $16.625       Open Market
BCM                  05/12/98         5,000           $16.625       Open Market
BCM                  06/09/98         5,000           $16.625       Open Market
BCM                  06/11/98         2,000           $16.625       Open Market
BCM                  06/29/98           362           $16.3756      Open Market
ART                  06/29/98           362           $16.3756      Open Market
ART                  07/02/98           274           $16.375       Open Market

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Item 6 is hereby amended to read as follows:
     ART has pledged 15,000 shares to Arnold Securities, pledged 15,134 shares to BA Investment Services, pledged 335,893 shares to Bear Stearns, pledged 15,000 shares to Brown & Co., pledged 32,100 shares to C.J. Lawrence, pledged 22,500 shares to Chase Securities, pledged 53,750 shares to Dain Rauscher, pledged 175,125 shares to Dean Witter (CA), pledged 22,500 shares to First Southwest, pledged 34,500 shares to First Union Brokerage, pledged 55,500 shares to Global Strategies, pledged 21,000 shares to Hambrecht & Quist, pledged 35,000 shares to J.C. Bradford, pledged 22,706 shares to Legg Mason (TX), pledged 22,500 to Marsh Block, pledged 22,500 shares to May Financial, pledged 39,600 shares to McDonald & Co., pledged 90,467 shares to Morgan Keegan, pledged 34,056 shares to Mutual Securities, pledged 30,000 shares to Nationwide Securities, pledged 28,000 shares to Raymond James, pledged 45,000 shares to Regions Investments, pledged 15,122 shares to Roney & Co., pledged 17,949 shares to Securities of America, pledged 274 shares to Southland Securities, pledged 30,000 shares to Southwest Securities, pledged 34,500 shares to Tucker Anthony, pledged 15,000 shares to Wachovia and pledged 84,207 shares to Wedbush Morgan in stock margin accounts maintained by it with such brokers.

     ART has also pledged 65,035 shares to United Pacific and pledged 211,000 shares to Preferred Bank pursuant to loan agreements with such lenders.

     BCM has pledged 1,000 shares to BA Investment Services, pledged 72,185 shares to Bear Stearns, pledged 15,000 shares to Brown & Co., pledged 15,000 shares to Dain Rauscher, pledged 334,764 shares to Dean Witter (CA), pledged 6,500 shares to First Southwest, pledged 6,000 shares to First Union Brokerage, pledged 4,500 shares to Global Strategies, pledged 21,000 shares to Hambrecht & Quist, pledged 26,232 shares to J.C. Bradford, pledged 2,000 shares to Morgan Keegan, pledged 34,056 shares to Mutual Securities, pledged 1,500 shares to Olde, pledged 7,781 shares to Raymond James, pledged 15,000 shares to Regions Investment, pledged 1,400 shares to Robb, Peck, McCooey, pledged 7,500 to Robert Baird, pledged 29,611 shares to Southland Securities, and pledged 59,849 shares to Wedbush Morgan in stock margin accounts maintained by it with such brokers.

     GEP Trust has pledged 49,299 shares to Dean Witter (NY) in stock margin accounts maintained by it with such broker.


                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:            August 25, 1998.



                            AMERICAN REALTY TRUST, INC.



                      By:   /s/Karl L. Blaha
                            --------------------------------------
                            Karl L. Blaha
                            President



                            BASIC CAPITAL MANAGEMENT, INC.



                      By:   /s/Drew D. Potera
                            --------------------------------------
                            Drew D. Potera
                            Vice President and Treasurer



                            GENE E. PHILLIPS CHILDREN'S TRUST



                      By:   /s/Donald W. Phillips
                            --------------------------------------
                            Donald W. Phillips
                            Trustee



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